EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2021, the Corporation had assets totaling A$169.557 billion and liabilities totaling A$168.965 billion (compared to total assets of A$149.626 billion and total liabilities of A$149.099 billion as at June 30, 2020). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the State Investment Operations segment, previously known as the Long Term Assets segment, holds portfolios of assets which are held to fund the superannuation, other long-term obligations of the State, as well as to support other state initiatives.

The Capital Markets Operations segment had assets totaling A$131.743 billion and liabilities totaling A$131.150 billion as at June 30, 2021 (compared to assets of A$123.409 billion and liabilities of A$122.882 billion as at June 30, 2020). In relation to the State Investment Operations segment, previously known as the Long Term Assets segment, assets totaled A$37.815 billion and liabilities totaled A$37.815 billion as at June 30, 2021 (compared to assets of A$26.217 billion and liabilities of A$26.217 billion as at June 30, 2020).

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The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State of Queensland is Mr. Leon Allen.

The powers, functions and duties of the Under Treasurer (save for those relating to the State Investment Operations segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four Managing Directors covering Funding and Markets, Clients, Finance, Data and Compliance and Corporate Services and Chief Risk Officer.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2021, the total borrowings of the Corporation were A$133.576 billion. This amount included debt issued under overseas funding programs equivalent to A$3.587 billion based on the prevailing rates of exchange at June 30, 2021. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$115.7 million for the year ended June 30, 2021 compared to A$66.9 million for the year ended June 30, 2020.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2021, the market value of the Corporation’s onlendings to its clients totaled A$104.611 billion of which A$28.609 billion was to government owned corporations.

State Investment Operations

Separate from QTC’s capital market operations, QTC holds two portfolios of assets that were transferred from the Queensland Government under administrative arrangements. These assets are held in unit trusts managed by QIC Limited. QTC issued the State of Queensland a fixed rate note for each portfolio in return for the assets transferred under these arrangements. These two portfolios, the Long Term Assets portfolio and the Queensland Future Fund portfolio, make up QTC’s State Investment Operations segment (“SIO”).

Recognizing the direct relationship between these fixed rate notes and the invested assets of SIO, any difference between the interest paid by QTC on the fixed rate notes and the return received by the State Investment Operations segment on the invested assets is recognized in the financial statements annually as a market value adjustment to the value of the fixed rate note. The market value of assets held by the State Investment Operations segment as at June 30, 2021 totaled A$37.815 billion, which matched the market value of the financial liabilities of A$37.815 billion.

The State Investment Advisory Board is responsible for oversight of the invested assets of the State Investment Operations segment. This segment does not generate cash flows and has no impact on QTC’s capital market operations or its ability to meet its obligations.

Enterprise wide Risk Management

The Corporation has an established Enterprise wide Risk Management framework including Enterprise wide Risk Management policies and procedures. As part of this Enterprise wide Risk Management framework, the Corporation continues to monitor and manage its risks through identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include the risk that the Corporation cannot access funding to meet debt servicing obligations and client borrowing requirements. This risk has the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (“HQLA”), which can be readily liquidated if required. Included in these HQLA assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Corporation’s clients’ projected debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of these accords. As a result, the Corporation has in place a comprehensive and strict set of policies to manage liquidity, market and credit risk.

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QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 184,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.2 million persons, or 20.3% of Australia’s population as at June 30, 2021. As at June 30, 2020, 72.7% of Queensland’s population lived in South-East Queensland, an area with warm subtropical climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.5 million persons. There are nine other population centers in Queensland with over 50,000 persons.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in October 2020. The Australian Labor Party was returned to Government for a third term after winning 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006. The next state election is due to be held in October 2024, following the commencement of fixed four-year terms.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

Over the past two decades, Queensland’s economic growth has generally exceeded the national average. Following the resources investment boom and associated ramp-up in liquefied natural gas (“LNG”) exports in recent years, economic growth is expected to be more wide-ranging and largely in line with national growth in coming years.

More recently, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in the national and international economic outlooks.

However, Queensland’s comparatively strong health response has meant the State’s economic recovery has been a standout among Australia’s states and territories, as well as other peer economies internationally. Domestic activity and employment have rebounded strongly as restrictions have progressively been unwound.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has recently seen rapid expansion and transformation into a major international export sector. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal currently produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (LNG) plants at Gladstone has opened the sector up to major export markets in Asia. Valued at A$9.5 billion in 2020-21, LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of coal, LNG and minerals accounted for around three-quarters of Queensland’s international merchandise exports in 2020-21.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism has also been an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. The near-term outlook for international tourism has become clouded due to uncertainties surrounding the COVID-19 pandemic, and even after international borders are re-opened, it may take some time before confidence returns to the international travel market.

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Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Plan

Throughout the COVID-19 pandemic, the Queensland Government has acted decisively to protect the health and wellbeing of Queenslanders. The government’s strong health response has underpinned Queensland’s strong economic recovery.

The government’s actions have contained the spread of the virus, allowing emergency health restrictions to be lifted sooner, which has maintained consumer and business confidence and supported economic activity.

As a result, Queensland’s economic recovery from COVID-19 has been earlier and stronger than the rest of Australia. The number of people employed in Queensland, as of November 2021, is 100,400 persons above the pre-COVID levels of March 2020, by far the highest jobs growth of any state or territory in Australia. By comparison, over the same period employment in the rest of Australia rose by 81,400.

The government’s COVID-19 Economic Recovery Plan has driven these outcomes by safeguarding Queenslanders’ health, creating jobs and working together to support businesses, families and communities across the state.

The government’s response has focused on the six key elements of the COVID-19 Economic Recovery Plan:

•	Safeguarding health;

•	Backing small business;

•	Making it for Queensland;

•	Building Queensland;

•	Growing Queensland’s regions; and

•	Investing in skills.

Despite the strength of Queensland’s economic recovery, some industries and regions have continued to be impacted by international border closures, interstate lockdowns and other restrictions as part of the emergency health response.

To help support impacted businesses across all industries, the Queensland Government is delivering a A$600 million program of COVID-19 Business Support Grants, jointly funded with the Australian Government. More than 40,000 businesses across the state are expected to benefit from this timely financial support.

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The Queensland Government has also provided additional targeted support through the A$47.75 million Tourism and Hospitality Sector COVID-19 Lockdown Support Package and the A$20 million COVID-19 Cleaning Rebate.

The government’s response to the pandemic and the resulting strength of Queensland’s economic performance has positioned Queensland well for the next phase of recovery, including the reopening of borders under Queensland’s COVID-19 Vaccine Plan to Unite Families.

The vaccine plan continues to prioritize the health and wellbeing of Queenslanders, while providing certainty and confidence for the community and businesses. Opening Queensland’s interstate borders with an 80% vaccination rate could deliver direct economic benefits of up to A$1.5 billion per annum.

As borders reopen, the government’s economic plan will navigate the challenges ahead, delivering healthy and thriving communities, more jobs and new exports which build on Queensland’s strengths.

This will include an ongoing focus on diversifying the goods and services produced across the state, in both traditional industries, such as tourism and agriculture, and sunrise industries such as renewable energy and new economy minerals.

Through initiatives such as the A$3.3 billion Queensland Jobs Fund, the government is supporting the growth of industries, enabling Queensland businesses to make more and add more value across the state’s regions.

The government’s COVID-19 Economic Recovery Plan will help manufacturers to develop advanced capabilities and support sustainability, backed by reliable, renewable competitively priced energy.

Investments in skills and training, such as the Skilling Queenslanders for Work initiative, continue to support Queenslanders to upskill and reskill, preparing them for the jobs of the future.

An ongoing focus on innovation will promote the development of new ideas in Queensland and help businesses to draw on the world’s best-practice business models, technology, products and services.

The government is continuing to deliver the critical infrastructure that supports economic growth by increasing productivity, lowering business costs, and helping to deliver the services that continue to make Queensland a great place to live.

By protecting the health and wellbeing of Queenslanders, the Queensland Government has given the state a head start in its recovery from the COVID-19 pandemic.

Building on this strength, Queensland’s COVID-19 Economic Recovery Plan will continue to provide certainty and security to all Queenslanders so that the state can move forward to realize a golden era of opportunity.

Economic Growth

According to the Australian Bureau of Statistics, Queensland’s economic output rose by 2.0% in 2020-21, following a COVID-19 driven decline of 0.6% in the previous year. Real gross state product (GSP) growth in 2020-21 was primarily driven by: a sharp rebound in household consumption, which contributed 2.7 percentage points to GSP growth; further growth in public final demand, which contributed 0.8 percentage points to GSP growth; and dwelling investment, which contributed 0.5 percentage points to GSP growth.

Business investment detracted 0.6 percentage points from GSP growth in 2020-21, while net overseas exports detracted 3.6 percentage points from GSP growth, with falling goods and services exports and rising goods imports more than offsetting the contribution from the sharp decline in services imports in the year.

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Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2015-16	338.8	2.4	1,843.5	2.7
2016-17	347.4	2.5	1,885.8	2.3
2017-18	360.6	3.8	1,939.9	2.9
2018-19	364.0	0.9	1,980.9	2.1
2019-20	361.7	-0.6	1,980.9	0.0
2020-21	369.0	2.0	2,010.1	1.5

(a)	Chain volume measures; reference year 2019-20.

Source: ABS Annual State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2016-17	2017-18	2018-19	2019-20	2020-21
Overseas merchandise exports (A$ billion)	70.4	77.3	90.5	79.6	60.8
Retail turnover (A$ billion)	61.9	62.5	64.8	68.7	76.6
Private gross fixed capital formation (A$ billion)	64.9	69.5	66.4	64.0	66.1
Resources exports (A$ billion)	53.4	61.1	73.3	62.1	44.7
Agricultural production (A$ billion)	15.1	14.7	13.8	13.7	14.4
Employment (‘000 persons)(a)	2,367	2,464	2,500	2,515	2,576
Unemployment rate (%)(a)	6.2	6.0	6.1	6.4	6.8
Increase in consumer prices (%)(a)	1.7	1.7	1.6	1.2	2.1
Average weekly total earnings (A$)(a)	1,123	1,150	1,197	1,249	1,250

(a)	Year-average.

Note:	All monetary values are in current prices.

Sources:

ABS Annual State Accounts; Balance of Payments and International Investment Position, Australia; Labour Force; Average Weekly Earnings; Consumer Price Index; Retail Trade; Queensland Department of Agriculture and Fisheries; Queensland Department of Natural Resources, Mines and Energy.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2019-20 and 2020-21.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2019-20	2020-21	2019-20	2020-21	2019-20	2020-21	2019-20	2020-21
Household consumption	-1.7	4.9	-1.0	2.7	-3.1	0.9	-1.7	0.5
Private investment	-4.6	2.4	-0.9	0.4	-3.2	2.1	-0.6	0.4
-Dwellings	-6.8	10.1	-0.4	0.5	-8.1	3.2	-0.5	0.2
-Business investment	-5.7	-5.9	-0.6	-0.6	-2.5	-2.3	-0.2	-0.2
(i) Non-dwelling construction	-7.9	-8.6	-0.4	-0.5	-0.5	-6.6	-0.0	-0.3
(ii) Machinery and equipment	-2.9	-2.7	-0.1	-0.1	-5.3	3.7	-0.2	0.1
-Other private investment	3.1	15.9	0.1	0.5	3.2	11.4	0.1	0.4
Private final demand(b)	-2.5	4.3	-1.8	3.2	-3.1	1.2	-2.3	0.8
Public final demand(b)	6.5	2.9	1.7	0.8	5.7	5.8	1.4	1.5
Overseas exports	-5.5	-15.9	-1.5	-4.0	-1.7	-8.4	-0.4	-2.0
Overseas imports	-11.9	-2.6	2.3	0.4	-7.8	-2.9	1.7	0.6
Balancing item	n.a.	n.a.	-1.5	1.6	n.a.	n.a.	-0.4	0.7
Statistical discrepancy	n.a.	n.a.	0.2	0.1	n.a.	n.a.	0.0	-0.1
GSP/GDP	-0.6	2.0	-0.6	2.0	0.0	1.5	0.0	1.5

(a)	Chain volume measure; reference year 2019-20.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Annual State Accounts.

Based on ABS Annual State Accounts data (see table above), key features are:

•

Household consumption in Queensland rose 4.9% in 2020-21, following a COVID-19 lockdowns driven decline of 1.7% in the previous year. Strengthening labor market conditions, an elevated savings rate and increased wealth from strong share market and housing price growth is expected to support household consumption growth in the near-term.

•

Dwelling investment rose 10.1% in 2020-21, following a fall of 6.8% in the previous year. A combination of record low interest rates (and consistent messaging from the Reserve Bank of Australia that they would stay low for an extended period), along with generous government stimulus and incentives, drove strong increases in building approvals and lending indicators throughout 2020-21, boosting the outlook for dwelling investment. A substantial amount of work in the pipeline, combined with market expectations that dwelling prices will continue to rise into 2022, will continue to support growth in dwelling investment in the near-term.

•

Business investment in Queensland fell 5.9% in 2020-21, following a decline of 5.7% the previous year. The fall in 2020-21 was driven by engineering construction (down 9.2%) and non-residential construction (down 7.9%), while machinery & equipment investment (down 2.7%) recorded a more modest decline. Success in controlling the virus in Queensland, and the resulting easing of many social distancing restrictions, has led to an improvement in business confidence and overall economic activity. Growing confidence in the economic outlook is expected to spur investment, particularly in machinery and equipment, in the short-term.

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•

Overseas exports fell 15.9% in 2020-21, with goods exports falling 11.3% and services exports falling 45.2%. International border closures severely restricted services exports in the year, causing international visitor arrivals to fall to nearly zero and reducing the number of international student enrolments. The fall in goods exports in part reflects China’s import bans on a range of Australian goods, particularly coal. Overseas imports fell 2.6% in 2020-21, with goods imports rising by 11.4% (reflecting the strong rebound in household consumption activity), more than offset by services imports falling by 61.1% driven by border closures.

Overseas Merchandise Exports

Queensland is Australia’s second largest exporting state, accounting for 15% of Australia’s total merchandise exports in 2020-21.

The nominal value of Queensland’s overseas merchandise exports fell 24.1% in 2020-21, driven by falls in coal, LNG and beef. The international recession, due to the COVID-19 pandemic, lowered prices for Queensland’s key commodity exports in 2020-21.

The value of Queensland’s coal exports fell A$11.4 billion, to A$24.6 billion in 2020-21, reflecting declines in the value of all three major types of coal, particularly hard coking coal. Demand for Queensland’s coal exports was negatively impacted by the international recession due to the COVID-19 pandemic and China’s ban on importing Australian coal, with both prices and volumes lower. China’s informal ban on the import of Australian coal remains in place, with a substantial decline in coal exports to China since October 2020. However, Queensland exporters have been successful in finding alternative markets for the majority of these coal exports, with more than 85% of export volumes lost to China having been replaced by increased exports to other markets, particularly India, Japan and South Korea.

The value of LNG exports fell A$6.0 billion to A$9.5 billion in 2020-21. The decline was driven by a 41.2% fall in export prices (which are linked to the price of oil) which more than offset a 4.0% increase in export volumes. A colder than expected winter in the Northern Hemisphere is driving demand for LNG, which is expected to result in further growth in LNG export volumes in 2021-22.

The value of metals exports rose A$167 million to A$10.2 billion in 2020-21, driven by a A$314 million rise in copper exports and a A$305 million rise in lead exports. As expected, the impact of COVID-19 on domestic metals production was limited, while key metal prices have recovered to be well above pre-pandemic levels.

The value of meat (primarily beef) exports fell 20.7%, to A$5.5 billion in 2020-21, driven by a decrease in export volumes (down 18.0%) while prices fell more modestly (down 3.3%). Improved weather conditions encouraged graziers to rebuild depleted herds, driving a decline in beef production and exports in 2020-21. However, elevated beef prices are encouraging additional production earlier than anticipated (despite herd rebuilding efforts), which is likely to drive growth in beef exports in 2021-22.

Improved weather conditions in Queensland resulted in the value of Queensland’s crop exports (including cotton) increasing by 50.6% in 2020-21, to A$1.9 billion. The Bureau of Meteorology declared that a La Niña event has become established in the tropical Pacific during November 2021, which typically results in above-average rainfall in winter, spring and early summer for Australia, particularly across eastern, central and northern regions. With improved weather conditions, the December 2021 Crop Report from the Australian Bureau of Agricultural and Resource Economics and Sciences expects Queensland’s winter and summer crop production in 2020-21 to have increased substantially on low 2019-20 production levels, with further growth expected in 2021-22.

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2018-19	2019-20	2020-21(p)
Rural(b)
Meat	5,973	6,884	5,461
Textile fibers	1,107	448	399
Cereals and cereal preparations	184	129	636
Vegetables and fruit	677	712	887
Feeding stuff for animals	134	117	107
Other rural	1,683	1,671	1,418

Total	9,758	9,961	8,909

Crude minerals
Coal, coke and briquettes(c)	46,311	36,058	24,624
Metalliferous ores(d)	6,654	6,195	5,832
Petroleum and related products/materials	186	95	78
Gas, natural and manufactured	15,728	15,555	9,513
Other crude minerals	18	16	12

Total	68,897	57,920	40,059

Processed minerals and metals(b)
Non-ferrous metals(b)	4,047	3,824	4,355
Other processed minerals and metals	314	324	311

Total	4,360	4,148	4,666

Other manufactures
Machinery and non-transport equipment	1,491	1,459	1,369
Chemicals, fertilizers (excl. crude), plastics, etc..	1,082	922	1,045
Transport equipment	619	711	617
Leather, rubber, other materials, furniture, clothing, etc.	290	271	240
Miscellaneous manufactures and beverages	622	622	629

Total	4,106	3,984	3,900

Manufactures (sum of processed minerals and metals and other)	8,466	8,132	8,566

Total overseas exports of merchandise goods(b)	87,247	76,248	57,863

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 4.
(b)	Sugar and some processed metal exports are not available at the state level and therefore the State total understates the actual amount of exports.
(c)	Includes Queensland Treasury’s estimate of cotton lint which were confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which were confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data and Queensland Treasury.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

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In the 2020-21 financial year, the A$ exchange rate averaged US$0.7470, a 11.2% appreciation on the previous year, partially reflecting Australia’s better health and economic outcomes relative to other countries following the onset of the COVID-19 pandemic. So far in 2021-22, the A$ has depreciated against the US$, averaging US$0.7351 in the first five months.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 81% of all exports (see table below). China remained Queensland’s largest export market in 2020-21, accounting for 24.4% of the State’s overseas merchandise exports, despite China implementing a ban on a range of Australian exports (particularly coal) which saw China’s share decrease by 11.8 percentage points from 36.1% in 2019-20. Queensland exporters were able to partially offset the fall in exports to China by increasing exports to other major export destinations such as India, South Korea, Vietnam, Indonesia and Japan, which saw their combined share of Queensland exports increase by 7.7 percentage points.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2018-19	2019-20	2020-21(p)
North Asia Total	62.0	64.4	54.9
China	32.9	36.1	24.4
Japan	14.0	13.1	13.6
South Korea	10.9	11.2	12.9
Taiwan	3.8	3.5	3.4
Hong Kong	0.4	0.4	0.6

South Asia Total	21.6	20.3	25.7
India	12.4	9.7	13.2
Indonesia	1.8	1.6	2.2
Malaysia	2.4	3.0	2.7
Thailand	0.8	0.6	1.0
Singapore	0.9	1.2	0.9

North America	3.0	3.4	4.3
United States	2.1	2.7	3.2
Canada	0.8	0.7	1.1

European Union(a)	6.3	5.4	6.0
New Zealand	1.3	1.3	1.8
Brazil	1.2	0.8	1.2
Other	4.8	4.3	6.1

(a)	Includes the United Kingdom, which left the European Union on February 1, 2020.
(p)	Preliminary.

Source: ABS unpublished foreign trade data.

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Tourism Exports

Due to COVID-19 induced travel restrictions, the number of overseas tourist nights spent in Queensland again fell sharply in 2020-21, down 96.6% to 0.9 million nights, following a 26.9% decline in 2019-20 to 26.3 million nights. Overall, New Zealand was the largest individual source of international tourist nights to Queensland in 2020-21, at 0.5 million nights. However, in the pre-COVID 2018-19 year, the United Kingdom (4.3 million nights), New Zealand (4.1 million nights) and China (3.8 million nights) were key source markets.

International tourist nights from Asia had grown strongly over the five years to 2018-19 (up 36.3% to 15.36 million nights), with China (up 61.7% to 3.78 million), India (up 99.2% to 1.55 million) and Taiwan (up 29.2% to 2.46 million) the largest contributors to growth over this period. However, 2019-20 saw a significant reduction in tourist nights due to the commencement of COVID-19 driven international travel restrictions in February/March 2020.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2018-19	2019-20	2020-21
China	3,776	3,361	19
New Zealand	4,050	3,106	503
Japan	2,124	1,646	6
South Korea	1,933	1,594	3
Taiwan	2,464	1,131	5
Other Asia	5,059	3,653	105
United Kingdom	4,329	2,592	60
Germany	1,641	1,251	10
Other Europe	4,784	3,833	43
United States	1,885	1,306	55
Other Countries	3,988	2,873	91

Total	36,035	26,345	901

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2019-20 (latest available), Queensland’s interstate tourism gross value added (GVA) was the second highest of all states, at A$2.74 billion, slightly behind New South Wales (A$2.94 billion).

Interstate tourist nights to Queensland fell 30.2% in 2020-21, largely due to COVID-19 travel restrictions.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 6.0% to A$48.2 billion in 2020-21. The rise in the value of imports was primarily driven by an increase in the value of road motor vehicle imports (up A$2.2 billion), while imports of other machinery and transport equipment (up A$816 million), other manufactured goods (up A$477 million), chemicals (up A$86 million) and other goods (up A$898 million) also increased.

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2018-19	2019-20	2020-21(p)	Annual change, 2019-20 to 2020-21 (%)
Live animals, food, beverages & tobacco	2,226	2,448	2,308	-5.7
Mineral fuels, petroleum and lubricants	10,127	8,270	6,639	-19.7
Chemicals	2,433	2,650	2,736	3.2
Road motor vehicles	8,609	7,128	9,335	31.0
Other machinery and transport equipment	11,024	9,084	9,900	9.0
Other manufactured goods	10,840	9,857	10,334	4.8
Other	3,752	6,093	6,991	14.7

Total overseas imports of goods	49,012	45,531	48,244	6.0

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

As at June 30, 2021 (latest data available), Queensland’s estimated resident population was 5.22 million, accounting for 20.3% of Australia’s population. Over the year to June 30, 2021, Queensland’s population grew by 0.9%, stronger than national population growth of 0.2% over the same period.

Net interstate migration strengthened in the year to June 2021, to 30,939 persons. Closed international borders resulted in net overseas migration declining by 14,366 person over the year to June 2021. Natural increase (births minus deaths) contributed 29,352 persons over the year to June 2021.

In year average terms, Queensland’s employment rose 2.4% in 2020-21, following an increase of just 0.6% the previous year as a result of lockdowns introduced to stop the spread of COVID-19.

Similarly, Queensland’s labor force participation rate rose 0.9 percentage point in 2020-21 to 66.1%, the highest year-average participation rate since 2012-13. While the unemployment rate rose 0.4 percentage point to 6.8% in 2020-21, the seasonally adjusted unemployment rate has fallen in early-2021-22, to be 4.8% in November 2021.

In 2020-21, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 375,000 persons (or 14.5% of total employment in the State), followed by Retail Trade (10.3%), Construction (8.9%) and Education & Training (8.1%). The private sector accounted for 85.3% of employment in Queensland in 2020-21.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2020-21.

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Employed Persons by Industry, Queensland(a)

	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2015-16 to 2020-21
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	58.7	52.4	63.0	69.5	79.8	84.1	7.5
Mining	57.8	57.5	61.0	68.3	65.0	76.2	5.7
Manufacturing	168.9	164.5	170.4	171.2	164.4	177.8	1.0
Electricity, Gas, Water & Waste Services	31.0	24.6	33.0	30.0	31.4	29.4	-1.1
Construction	208.3	229.3	238.8	235.8	245.2	230.4	2.0
Wholesale Trade	68.5	64.4	64.4	73.3	71.8	79.8	3.1
Retail Trade	254.9	253.6	262.0	252.9	231.8	266.4	0.9
Accommodation & Food Services	166.5	180.8	181.9	192.5	191.7	182.6	1.9
Transport, Postal & Warehousing	132.8	132.4	140.5	136.3	128.6	133.9	0.2
Information Media & Telecommunications	32.9	35.7	28.4	33.3	28.6	27.2	-3.7
Financial & Insurance Services	66.9	63.3	62.1	65.9	59.8	76.1	2.6
Rental, Hiring & Real Estate Services	48.8	50.0	47.9	42.5	52.3	51.6	1.1
Professional, Scientific & Technical Services	177.1	171.9	169.3	169.3	192.3	190.6	1.5
Administrative & Support Services	85.3	80.1	90.6	85.4	87.4	80.0	-1.3
Public Administration & Safety	149.9	162.7	149.7	168.3	157.1	165.8	2.0
Education & Training	197.3	189.0	203.1	217.8	217.3	209.9	1.2
Health Care & Social Assistance	314.0	312.5	351.3	350.5	354.9	375.0	3.6
Arts & Recreation Services	41.6	43.2	45.2	43.6	45.5	43.5	0.9
Other Services	104.3	102.3	106.3	101.7	104.6	101.3	-0.6

Total(b)	2,365.6	2,370.3	2,468.9	2,508.2	2,509.5	2,581.7	1.8

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

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Employed Persons by Industry, Rest of Australia(a)

	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2015-16 to 2020-21
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	262.0	251.9	266.3	264.1	254.1	253.5	-0.6
Mining	162.9	161.4	161.9	178.8	173.8	180.6	2.1
Manufacturing	710.5	744.0	736.0	734.7	722.9	695.6	-0.4
Electricity, Gas, Water & Waste Services	112.5	112.8	115.8	124.0	124.4	123.2	1.8
Construction	841.2	856.5	932.2	929.6	934.3	929.8	2.0
Wholesale Trade	304.0	298.9	301.1	316.7	320.4	300.9	-0.2
Retail Trade	1,014.2	985.7	1,024.7	1,024.6	1,004.2	1,017.7	0.1
Accommodation & Food Services	661.5	682.4	708.5	708.2	659.9	651.4	-0.3
Transport, Postal & Warehousing	490.9	486.5	499.8	521.4	512.6	515.2	1.0
Information Media & Telecommunications	177.8	180.5	192.7	181.4	176.3	165.3	-1.4
Financial & Insurance Services	366.8	373.8	368.7	379.2	406.9	407.4	2.1
Rental, Hiring & Real Estate Services	163.4	159.1	164.2	169.9	162.1	158.6	-0.6
Professional, Scientific & Technical Services	819.2	846.6	858.6	934.2	955.1	997.8	4.0
Administrative & Support Services	337.9	350.4	325.0	343.6	350.8	336.7	-0.1
Public Administration & Safety	591.0	614.2	588.2	667.7	670.7	700.3	3.5
Education & Training	743.2	792.9	822.1	824.2	867.9	902.3	4.0
Health Care & Social Assistance	1,223.7	1,251.1	1,321.4	1,334.3	1,408.4	1,424.9	3.1
Arts & Recreation Services	186.8	176.6	201.6	205.6	180.3	191.0	0.4
Other Services	368.5	384.0	392.3	402.8	380.7	386.2	0.9

Total(b)	9,537.8	9,709.4	9,981.0	10,244.9	10,265.7	10,338.5	1.6

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

The Brisbane consumer price index (“CPI”) rose 2.1% in 2020-21, the fastest annual growth since 2013-14. This was primarily driven by a strong rebound in automotive fuel prices and the ending of government-provided free childcare and utility rebates in response to the COVID-19 pandemic. This compares with average annual growth in Brisbane’s consumer prices of 2.5% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 1.6% in 2020-21.

Income

Queensland recorded no growth in average weekly earnings in 2020-21, compared with 1.0% growth nationally. However, Queensland’s relative weakness in this measure of wages reflects some one-off anomalies in this data due to the COVID-19 pandemic. Specifically, the Australian Bureau of Statistics noted:

“Queensland experienced a sharp increase in the proportion of the labor force employed as part-time in the November 2020 reference period, and therefore this placed downward pressure on average weekly earnings. The number of persons employed part-time in Queensland in November 2020 rose 4.4% (or 35,400 persons), compared to full-time employment falling 2.8% (or 48,500 persons). These trends were not as significant at the national level.”

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The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2020-21	Average Weekly Earnings 2020-21
	A$	A$
Queensland	65,133	1,250
New South Wales	71,117	1,321
Victoria	64,905	1,272
South Australia	62,243	1,169
Western Australia	74,766	1,401
Tasmania	63,696	1,107
Australia	68,784	1,293

Sources: ABS Annual State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2021, State and local public sector employees in Queensland totaled 393,900 persons, accounting for 14.8% of all employed persons in the State.

The Coalition (led by the Liberal Party of Australia) formed Federal government in September 2013, and were subsequently re-elected in July 2016 and May 2019. The current Federal Government’s policies promote enterprise bargaining, continuing a transition to a more decentralized system.

Queensland’s industrial relations system is underpinned by Awards and Agreements.

Prior to the emergence of COVID-19, The Queensland Public Sector Wages Policy was for annual growth of 2.5% on Agreement pay rates. For the last round of negotiations, a one-off payment of A$1,250 was also included on reaching a new agreement.

On April 2, 2020, the Premier announced that Queensland public sector wage increases and bargaining for industrial agreements would be put on hold in response to the economic impacts of the COVID-19 health pandemic. Temporary amendments to the Industrial Relations Act 2016 (Qld) to implement this policy were passed on June 17, 2020.

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The wage deferral postpones the wage increase that would have occurred in 2020-21 by twelve months. This results in an actual, realized saving, as the pay received by the employee is lower than it otherwise would be for those twelve months.

The pay rise that would have otherwise occurred in 2021-22 is also postponed by six months. This likewise results in a saving for these six months, with wages paid lower than they otherwise would have been. Once this aforementioned increase occurs, pay rates will return to what they would have otherwise been without the deferrals.

A number of significant Queensland Public Sector agreements are due to expire and be renegotiated during calendar 2022, including Nurses, Teachers and Police.

Meanwhile, public service positions will be maintained within approved FTE caps. The Government will reduce employee expenses through a careful assessment of staffing levels, including whether roles need to be filled when they become vacant. Recruitment will only be approved where the vacancy is necessary to fill, and will require high level approval within Government.

The Government remains committed to employment security and critical frontline services.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2020-21(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	9,570	46,872	20.4
Mining	27,496	222,531	12.4
Manufacturing	22,181	115,042	19.3
Construction	27,220	143,897	18.9
Services(b)	254,921	1,403,837	18.2

Total	341,386	1,932,181	17.7

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Annual State Accounts.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

Three major CSG-to-LNG projects commenced production in Queensland in 2015, with a total capital expenditure in excess of A$60 billion.

The first LNG was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG has become Queensland’s second most valuable goods export after coal, with a nominal value of around A$9.5 billion in 2020-21.

In 2020-21, Queensland accounted for 12.4% of the nation’s total mining output (nominal). Industry output has grown at an average annual rate of 1.5% in the five years to 2020-21 (real, CVM), although this annual average rate of growth is down from 7.4% in the five years to 2018-19 (pre-COVID).

In 2020-21, Queensland’s mining industry accounted for 8.1% of the State’s total industry gross value added (nominal), down from 14.3% in 2018-19. Meanwhile, 76,200 people were directly employed in the mining industry (3.0% of Queensland’s total employment).

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The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

Coal

Coal is Queensland’s most valuable export commodity. In 2020-21, the value of coal exports accounted for 42.6% of Queensland’s total merchandise exports. Lower coal prices (down 25.6%) and lower export tonnages (down 8.2%) contributed to the value of coal exports falling by 31.7%, to A$24.6 billion in 2020-21.

The value and quantity of selected minerals produced in Queensland from 2015-16 to 2020-21 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Resource	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
Black coal(b)	23,024	41,083	45,923	52,792	40,441	28,194
Liquefied Natural Gas(c)	5,111	8,641	10,737	15,728	15,555	9,513
Copper	1,824	1,765	1,996	2,047	1,833	2,179
Gold	974	1,055	1,027	925	1,049	1,046
Bauxite	1,332	1,260	1,275	1,494	1,649	1,378
Lead	871	755	715	839	814	812
Zinc	1,556	1,204	1,670	2,614	2,475	2,660

(a)

Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal. Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.

(b)	Estimated based on Queensland’s unit export price.
(c)	Export value.

Source: Office of the Chief Economist, ABS and Queensland Treasury.

Queensland Key Resources Production – Volume

Resource	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
Black coal (‘000t)	237,625	237,675	248,622	257,209	245,055	228,860
Copper (‘000t)	272	247	227	238	218	205
Gold (kg)	18,955	19,695	19,084	16,286	13,938	13,098
Bauxite (‘000t)	28,102	30,041	32,030	35,829	41,087	36,583
Lead (‘000t)	370	270	228	301	288	307
Zinc (‘000t)	644	359	405	702	753	749
Coal seam gas (Mcm)	26,737	34,358	35,404	37,600	39,904	40,657

Source: Office of the Chief Economist and Department of Resources.

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.8% of Queensland’s industry gross value added (nominal) and 20.4% of Australia’s total agricultural output in 2020-21. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

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In 2020-21, more than half of the nominal gross value of Queensland’s agricultural production was derived from four products – beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production rose 4.8% in 2020-21. This was driven by gains in the gross value of cotton (up 424.5% to A$0.5 billion), cereals (up 80.1% to A$0.9 billion), sugar cane (up 8.5% to A$1.2 billion) and fruit and vegetables and nuts (up 1.5% to A$2.9 billion.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2020-21.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2016-17	2017-18	2018-19	2019-20	2020-21(a)
Gross Value (A$m)
Cattle and calves	5,483	5,248	5,447	6,126	5,491
Poultry	650	561	587	568	600
Pigs	293	248	289	363	367
Sheep and lambs	59	55	58	67	65
Sugar cane	1,527	1,234	1,192	1,060	1,150
Wool	76	98	108	79	65
Chickpeas	744	377	136	133	180
Cereals	894	826	720	513	924
Fruit and vegetables and nuts	2,921	3,301	3,180	2,879	2,922
Dairying (total whole milk production)	251	230	219	215	219
Cotton	622	882	279	102	535
Other	1,604	1,657	1,606	1,632	1,877

Total agriculture	15,124	14,717	13,821	13,737	14,395

Volume of Production
Beef and veal (‘000 tonnes)	1,025	1,077	1,111	1,112	923
Sugar cane (‘000 tonnes)(b)	34,410	31,472	30,489	28,443	29,330
Wool (tonnes)(c)	4,763	5,042	3,953	4,102	4,946
Wheat (‘000 tonnes)	1,502	765	420	418	1,103
Cotton lint (‘000 tonnes)	316	320	164	31	222

(a)	Gross value figures are estimates provided by the Queensland Department of Agriculture and Fisheries.
(b)	Calendar year data.
(c)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources:

ABS Livestock Product, Australia; ABS Livestock and Meat, Australia; Queensland Department of Agriculture and Fisheries, Queensland AgTrends 2020-21; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report December 2020.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have 11.3% to A$251 million in 2020-21. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production is estimated to have fallen 3.3% to A$404 million in 2020-21. Commercial fishing operations constituted 42% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2020-21, the manufacturing industry accounted for 6.5% of Queensland’s industry gross value added (nominal). Queensland’s share of Australia’s total manufacturing output was 19.3% in 2020-21.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

The nominal value of overseas exports of Queensland’s manufactured non-rural goods, including processed minerals and metals, totaled A$8.6 billion in 2020-21, up 5.3% from the previous year.

Construction

The Queensland construction industry directly contributed 8.0% to State GVA, whilst also providing 8.9% of employment in the State in 2020-21.

•	Dwelling investment rose 10.1% in 2020-21, the first annual increase following three consecutive declines.

o

Dwelling investment in Queensland has risen strongly since the pandemic-induced low in mid-2020, rising 30.6% over the period from June quarter 2020 to September quarter 2021. This growth has been driven by both the construction of new and used dwellings and renovation activity.

o

A combination of record low interest rates (and indications they would stay low for an extended period), along with generous government stimulus and incentives, drove strong increases in building approvals and lending indicators throughout 2020 21, boosting the outlook for dwelling investment, particularly for detached houses.

•	Non-dwelling construction – which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – fell 8.6% in 2020-21.

o	New engineering construction in Queensland fell 9.2% in 2020-21, following consecutive declines of 14.0% and 12.6% in 2018-19 and 2019-20.

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o	Non-residential building construction fell 7.9% in 2020-21, following consecutive declines of 19.3% and 0.6% in 2018-19 and 2019-20.

Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2018-19 (pre-pandemic), the total tonnage throughput via Queensland port systems was estimated at 359.5 million tonnes (up 1.6% over the year).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and five secondary international airports (including the privately owned Wellcamp Airport in Toowoomba which commenced international passenger flight operations in October 2016), as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne with 23.6 million passenger transiting in 2018-19 (pre-pandemic). Following several years of construction, in July 2020 the Brisbane airport opened its completed new runway, which is expected to double the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government completed the initial build phase of the national broadband network (the “NBN”) in June 2020. The NBN is delivered through a “multi-technology mix” network comprising fibre-to-the-premises, fibre-to-the-node, fibre-to-the-basement, fibre-to-the-curb, hybrid fibre coaxial, fixed wireless and satellite technologies. The NBN is the default Statutory Infrastructure Provider (the “SIP”) for all of Australia and, where it is the SIP, it must meet legal obligations, including in relation to minimum service speed. Within its capital constrains, NBN Co will continue to upgrade the network technologies to support retailers to meet demand from end users which exceeds these minimum requirements, including implementing current plans to expand access to peak download speeds of up to 1 gigabit per second. As at December 2, 2021, a total of 2,404,508 homes/businesses have been declared as ready to connect in Queensland, while a total of 1,649,442 homes/businesses have had services activated.

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Tourism

Tourism directly accounted for an estimated 3.1% of overall output (gross value added, at basic prices) in the State in 2019-20 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1.7 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2020-21. In total, they spent 26.3 million nights in the State with an average length of stay of 15.4 nights. Due to COVID-19-induced travel restrictions, the number of international tourists in Queensland fell sharply by 29.0% in 2019–20, with the number of tourist nights falling 26.9%. International border closures have been in place since March 20, 2020, which resulted in further declines in tourist nights in 2020–21 (down 96.6% to just 901,000 tourist nights.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is from intrastate (Queenslanders travelling within Queensland). Tourists from interstate spent a total of 19.6 million nights in Queensland in 2020–21, down 30.2% from 2019–20 following a 19.4% decline in 2019–20 due to COVID-19 travel restrictions.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that every state has the capacity to delivery comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue among the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2021–22, Queensland will receive around A$15.380 billion in GST revenue as published in the 2021-22 Budget Update: Mid-Year Fiscal and Economic Review. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

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A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements, including reforming the Council of Australian Governments as a new National Federation Reform Council.

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (the “CFFR”). Under the new arrangements, the CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Partnership Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

National Health reform

The National Health Reform Agreement (the “NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and is to apply from July 1, 2020 to June 30, 2025. Funding is being provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45% of the efficient growth in public hospital services, subject to a 6.5% national cap on the growth of NHRA funding, irrespective of demand growth.

In response to the COVID-19 outbreak, the Commonwealth offered jurisdictions a National Partnership Agreement on COVID-19 Response (the “NPACR”). Under the NPACR, the Commonwealth will provide a 50% contribution for costs incurred by state health services in responding to the COVID-19 outbreak. Funding is uncapped, demand driven and will cover costs incurred from January 21, 2020 (when the virus was first identified as a “Listed Human Disease” under the Biosecurity Act 2015 (Cth)).

The health response to COVID-19 has necessitated the temporary suspension of non-urgent health activity, such as most elective surgeries. Consequently, the Commonwealth has provided a hospital funding guarantee for 2019–20, 2020–21 and 2021–22. Under the guarantee, the Commonwealth will provide to Queensland, as a minimum, a set level of combined funding under the NHRA and the hospital services component of the NPACR. In 2021–22, it is estimated the Commonwealth will provide Queensland with A$5.659 billion under the NHRA, including A$220 million in NPACR funding.

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Quality Schools

Australian Government funding for Queensland Government schools under the Quality Schools policy, excluding GST, will be A$2.158 billion in 2021–22 (A$9.321 billion over four years to 2024-25). Non-government schools funding, including GST, will be A$3.472 billion in 2021–22 (A$14.894 billion over four years to 2024-25).

2021 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In February 2021, the CGC released its Report on GST Revenue Sharing Relativities – 2021 Update (the “2021 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2021 CGC Update Report recommended an increase in Queensland’s share of GST revenue, with an underlying impact of A$1,023 million in 2021-22 incorporating changes in population, growth in the GST pool and changes in relative fiscal capacity.

An increase to Queensland’s GST share is based on the CGC’s determination that Queensland has lower fiscal capacity per capita compared to other states. Queensland is assessed to have higher spending needs for education and health and lower revenue raising capacity for land tax and transfer duty which is partially offset by a higher capacity to raise mining royalties as a result of higher coal prices and a greater share of Commonwealth payments.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other agencies.

2020-21 Budget, COVID-19 Fiscal and Economic Review and Update on the Queensland Fiscal Position

With the onset of the coronavirus (COVID-19) pandemic in Australia in the first quarter of 2020, and in line with the Australian government and other State and Territory governments, Queensland’s 2020-21 Budget was delayed until December 2020 and Queensland’s 2020-21 Mid-Year Fiscal and Economic Review (each such annual review, the “MYFER”) was indefinitely postponed.

On July 23, 2020, the Queensland Treasurer released an Update on the Queensland Fiscal Position following the Fiscal and Economic Outlook provided by the Federal Treasurer. In this update, operating deficits were projected for 2019–20 and 2020-21 with GST revenues expected to fall and expenditure grow in the form of initiatives to protect Queenslanders’ health, Queensland jobs and Queensland businesses.

On September 7, 2020, the Queensland Government released the COVID-19 Fiscal and Economic Review (the “C19-FER”) covering revised estimates for the 2019–20 and 2020–21 years. Net operating deficits were expected for 2019-20, in line with the July 2020 update with the 2020–21 deficit falling slightly from the estimate at that time.

Total General Government Sector revenue in 2019–20 and 2020-21 was estimated to be 3.7% and 8.9% lower respectively than the 2019–20 MYFER reflecting the impact of the COVID-19 pandemic and the resulting sharp declines across all major revenue lines.

General Government Sector expenses in 2019–20 and 2020–21 were estimated to increase 6.4% and 4.7% respectively since the 2019-20 MYFER as the Government provided significant immediate stimulus and longer-term economic recovery packages to support and assist businesses, households and communities.

The 2020–21 Budget was handed down on December 1, 2020 with a key focus on economic recovery supported by the Queensland Economic Recovery Plan published in August 2020.

Total expenses were forecast to grow at an average annual rate of 1.6% over the four years to 2023–24. From 2020–21, revenues were projected to grow at a faster rate than expenses. While deficits were projected across the forward estimates, the deficit position was expected to improve substantially through to 2023–24 as the economy recovered and support measures were no longer required.

The State also committed to a substantial infrastructure investment program with a total 4-year capital program of A$56 billion, including A$43.3 billion in the General Government sector, to support the government’s Economic Recovery Plan by driving economic growth and job creation and to give industry confidence to invest and generate jobs.

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Responding to COVID-19 and the subsequent focus on economic recovery led to an unavoidable increase in borrowings, driven by the General Government Sector. Despite rising debt, the serviceability of borrowings remained strong primarily due to a record low interest rate environment.

AASB 1059 Service Concession Arrangements applied to public sectors in Australia from July 1, 2020 and had a significant impact on the State’s balance sheet, increasing assets by A$6.5 billion and liabilities (not borrowing) by a comparable amount.

2021-22 State Budget and 2021-22 Budget Update: MYFER

The 2021–22 Budget, handed down on June 15, 2021, focused on the delivery of the Economic Recovery Plan and supporting jobs following the successful containment of COVID-19 in the state. The continued delivery of high quality frontline services and infrastructure and delivery of the government’s election commitments remains a key focus.

The 2021–22 Budget committed A$52.216 billion over four years to fund construction of critical infrastructure and capital works with a focus on maintaining a sustainable program of works through to 2024-25.

The economy recovered sooner and stronger than forecast in the 2020–21 Budget, translating to higher-than-expected increases in key revenue streams. Coupled with expenditure restraint and the continued implementation of the government’s Savings and Debt Plan, operating deficits were lower than estimated at the 2020–21 Budget with a modest return to surplus projected in 2024–25.

The 2021-22 Budget Update: Mid-Year Fiscal and Economic Review was released on December 16, 2021. A deficit over the four years to 2024–25 of A$4.289 billion is A$2.451 billion lower than expected at the 2021–22 Budget, with the 2021–22 year being revised upwards predominantly due to a temporary increase in royalty revenue along with higher than expected transfer duties.

Revenue across the four years to 2024–25 is expected to grow an average of 3.4% while expenses are expected to grow an average of just 3% over the same period.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility (the “Charter”). The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

In order to ensure the Fiscal Principles remained fit for purpose and provided a balanced and sensible path to restore Queensland’s fiscal buffers following the COVID-19 pandemic, the Government developed a new Charter to inform the 2021–22 Budget strategy. The new Fiscal Principles provide objective measures supporting the government’s medium-term strategy for fiscal recovery.

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Fiscal Principle 1 – Stabilize the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

A key component of the fiscal strategy is to stabilize debt at a sustainable level in the medium term. As revenues recover and expenditure growth is managed, the net debt to revenue ratio is forecast to moderate towards the end of the forward estimates, only increasing from 57% to 60.5 % between 2023–24 and 2024–25.

Net operating deficits over the forward estimates are lower than were forecast in the 2020–21 Budget. As a result, the increase in net debt has also been less than anticipated. Net debt is now expected to moderate at a lower level than previously forecast, additionally offset by an increase in the value of assets being contributed to the Queensland Future Fund – Debt Retirement Fund (the “DRF”). The balance of the DRF is estimated to improve the rating agencies’ assessment of the state debt when assessing Queensland’s debt burden and credit rating.

Queensland’s net debt to revenue ratio of 39% in 2021–22 compares favorably with that of its peers.

Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

The new Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. It replaces the previous Fiscal Principle 6, which aimed to ensure growth in employee expenses was sustainable through measuring full-time equivalent employee growth.

Over the forward estimates, revenues are forecast to grow by an average of 3.9% per annum, relative to average expenditure growth of 2.3% with an operating surplus forecast to be achieved in 2024–25.

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

The government’s A$50 billion Infrastructure Guarantee has ensured the maintenance of a substantial capital program through the COVID-19 crisis and a capital program of A$52.216 billion is planned over the 4 years to 2024–25.

From 2021-22, new capital investment is expected to be increasingly funded from net cash inflows from operating activities. By 2024-25, 55% of the investment in non-financial assets is expected to be funded from operating cash, a substantial improvement on the 2020–21 Budget.

This positions Queensland well for continued improvement beyond the forward estimates period towards the medium-term goal of funding capital primarily through operating cash surpluses.

Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

Compared to the previous charter, this principle has been adjusted to directly measure Queensland’s competitiveness relative to other jurisdictions, rather than as a fixed proportion of GSP.

Based on the latest available outcomes, Queensland’s taxation per capita was A$771 less than the average of other jurisdictions in 2019–20. On average, Queenslanders paid A$1,078 less tax than New South Wales residents and A$761 less than Victorian residents.

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Using the latest forecasts, Queensland’s taxation per capita of A$3,328 in 2021–22 compares favorably to an average of A$3,814 per capita across the other jurisdictions.

Fiscal Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice.

This fiscal principle continues to be a long-standing Queensland Government priority and a key element of Queensland’s financial management. A commitment to this principle will continue through the economic and fiscal recovery from the COVID-19 crisis, and it will remain part of the long-term fiscal strategy.

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Table 1 Key Financial Aggregates

(UPF Basis)

	2017-18 Actual	2018-19 Actual	2019-20 Actual	2020-21 Actual
	A$ million
General Government Sector:
Revenue	58,087	59,828	57,778	62,732
Expenses	56,337	58,843	63,505	63,669

Net operating balance	1,750	985	-5,728	-937
Purchases of non-financial assets	5,126	5,764	6,306	6,835
Fiscal balance	-587	-2,207	-9,164	-5,015

Public Non-Financial Corporations Sector:
Revenue	13,641	14,256	13,589	13,240
Expenses	11,759	12,587	12,661	12,078

Net operating balance	1,882	1,669	928	1,162
Purchases of non-financial assets	2,509	2,687	3,156	3,157
Fiscal balance	1,785	1,471	305	637

Non-Financial Public:
Revenue	66,164	68,329	66,171	71,228
Expenses	64,381	67,368	72,056	71,739

Net operating balance	1,783	961	-5,886	-511
Purchases of non-financial assets	7,643	8,460	9,482	10,007
Fiscal balance	-658	-2,439	-9,965	-5,141

Note:    Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

Operating Statement

2020-21 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government Sector recorded an operating deficit of A$937 million in 2020-21, compared to a restated operating deficit of A$5,728 million in 2019–20. Since the COVID-19 pandemic first reached Queensland, the Government has implemented a strong health response, introduced immediate financial support for households, businesses and industry and initiated measures to secure Queensland’s long term economic recovery.

The fiscal balance decreased from a deficit of A$9,164 million in 2019–20 to deficit of A$5,015 million in 2020-21 mainly driven by the improved net operating balance, offset to an extent by higher purchases of non-financial assets.

Revenue

Revenue from transactions increased by 8.5% (or A$4,954 million) in 2020–21 after decreasing by 3.45% (or A$2,064 million) in 2019-20.

Commonwealth grants are the principal form of revenue for the State, accounting for just over half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants increased by A$5,369 million in 2020–21, mainly due to higher GST revenue reflective of stronger national household spending and dwelling investment as the economy recovered from the initial effects of the COVID-19 pandemic in 2020, and an uplift in payments principally for road infrastructure and the health response to the pandemic.

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Increased taxation revenue in 2020–21 compared to 2019-20 (A$1,664 million) was primarily the result of improved economic conditions following the initial impacts of COVID-19 and primarily driven by recovery in transfer duty on the sale of residential properties.

GGS other revenue was A$1,767 million lower in 2020–21 than in 2019-20, mainly due to lower coal and oil prices and a moderation in coal export volumes.

Expenses

Based on actual results, General Government expenses increased by just A$164 million (0.26%) in 2020-21. Despite the Government’s continuing COVID-19 health response and economic recovery measures, expenses were contained due to departments achieving savings targets under the Government’s Savings and Debt plan and deferral of public service wage increases.

Employee and superannuation expenses were 2.1% higher in 2020–21 broadly consistent with the estimate in the 2021–22 Budget. The deferral of scheduled increases in GGS wages from 2020–21 to the following two years to assist in funding the response to the COVID-19 pandemic has moderated growth relative to previous financial years.

Other operating expenses were A$750 million (4.4%) lower than 2019-20 mainly due to one-off self-insurance costs associated with litigation and claims being provided for in 2019-20. Partly offsetting lower claim costs in 2020–21 were COVID-19 health response measures, including quarantine activities.

Depreciation and amortization costs increased by A$154 million to A$4.187 billion for the GGS, mainly due to increases in the stock of infrastructure.

Interest costs increased by A$133 million to A$1,619 million for the GGS, mainly due to higher borrowings at the end of 2019–20 as a result of the COVID-19 support and recovery measures and lower cash inflows from taxes, GST and royalties in the immediate wake of the pandemic.

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Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Borrowings

(UPF Basis)

	2017-18 Actual	2018-19 Actual	2019-20 Actual	2020-21 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government Sector	5,126	5,764	6,306	6,835
Public non-financial corporations sector	2,509	2,687	3,156	3,157
Non-financial public sector[1]	7,643	8,460	9,482	10,007

Borrowings:
General Government Sector	31,520	32,202	44,253	54,078
Public non-financial corporations sector	37,992	38,707	40,700	41,558
Non-financial public sector	69,511	70,909	84,944	95,626

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2020-21 was A$209,625 million as at June 30, 2021.

Borrowings in the General Government sector were A$54,078 million at June 30, 2021, A$9,825 million more than in 2019–20. Increases in borrowings arose largely from additional borrowing from QTC for capital expenditure and increased leases and other loans mainly associated with major rail and associated infrastructure projects.

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2020-21 was A$6,835 million, A$529 million more than in 2019–20.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2020-21 Budget Update: MYFER

	2021-22 Projection	2022-23 Projection	2023-24 Projection	2024-25 Projection
	A$ millions
General Government Sector:
Revenue	68,235	67,531	70,072	71,781
Expenses	69,727	69,928	70,631	71,623

Net operating balance	(1,492)	(2,397)	(559)	158
Purchases of non-financial assets	8,317	8,078	7,674	7,642
Fiscal balance	(6,726)	(6,490)	(3,568)	(2,667)

Public Non-Financial Corporations Sector:
Revenue	12,807	12,262	11,852	12,053
Expenses	11,948	11,265	11,061	11,246

Net operating balance	858	997	790	808
Purchases of non-financial assets	3,655	3,691	3,464	3,392
Fiscal balance	37	188	240	369

Non-Financial Public Sector:
Revenue	76,183	75,008	77,510	79,549
Expenses	77,311	76,986	77,777	79,032

Net operating balance	(1,128)	(1,978)	(267)	517
Purchases of non-financial assets	11,973	11,769	11,137	11,035
Fiscal balance	(7,184)	(6,880)	(3,826)	(2,747)

Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings and Purchases of Non-financial assets

(UPF Basis)

	2021-22 Projection	2022-23 Projection	2023-24 Projection	2024-25 Projection
	A$ millions
Purchases of non-financial assets:
General Government Sector	8,317	8,078	7,674	7,642
Public non-financial corporations sector	3,655	3,691	3,464	3,392
Non-financial public sector	11,973	11,769	11,137	11,035

Borrowings(1):
General Government Sector	63,471	73,115	79,713	84,721
Public non-financial corporations sector	41,603	41,538	41,614	41,969
Non-financial public sector	105,064	114,643	121,318	126,679

(1)	Borrowings inclusive of leases, securities and derivatives.

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